Exhibit 21.1
Subsidiaries of Youbet.com, Inc.

Name	Jurisdiction of Organization
Youbet Services Corporation	Delaware

Youbet Nevada, Inc.	Nevada

Youbet Orgeon, Inc.	Delaware

UT Gaming, Inc.	Delaware

United Tote Company	Montana

United Tote Canada, Inc.	Ontario, Canada

IRG US Holdings Corp.	Delaware

IRG Holdings Curacao, N.V.	Curacao, Netherland Antilles

IRG Services, Inc.	Nevada